Exhibit 99.2

April 16, 2013

Ontario Securities Commission
British Columbia Securities Commission

Dear Sirs

Re:	Caledonia Mining Corporation
Change of Auditor Pursuant to National Instrument 51-102

As required by National Instrument 51- 102, Continuous Disclosure Obligations, we have reviewed the information contained in the Company's Notice of Change of Auditor dated  April 15, 2013 and agree with the information contained therein, based upon our knowledge of  the  information relating to the said Notice and of the Company at this time.

Yours truly,

Chartered Accountants,  Licensed Public Accountants

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK compa ny limited by guarantee, and forms part of the international BDO network of independent member firms.